Filed by Reinvent Technology Partners Y

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Aurora Innovation, Inc.

Commission File No. 001-40216

RTPY-Aurora Media Filings – CNBC TechCheck Transcript

CNBC TechCheck

Interview Transcript

15 July 2021

Carl Quintanilla: Welcome back. A founder of Google’s self-driving project is taking his own autonomous vehicle startup public today merging with Reid Hoffman’s SPAC. Let’s get over to Phil LeBeau with the CEO of Aurora. Hey Phil.

Phil LeBeau: Hi, Carl. Let’s bring in Chris Urmson, who is the co-founder and CEO of Aurora, which for the last four years has been developing autonomous vehicle technology. We’ll talk about your roadmap in a little bit, Chris, but tell us why this deal came together, how quickly it came together, and how do you address the concerns that people have that, look, this is just another SPAC and we’re not sure when this company is actually going to pay off for us?

Chris Urmson: Yeah, well it is an incredibly exciting day for us as a company and I think for this technology moving forward. For the last four and a half years, we have really been investing in building the foundations of what it takes to ship a product in this space. I’ve known Reid and the Reinvent team for a long time. They’re deeply experienced in what they’re doing. As we look to expand Aurora’s access to capital so we can go and actually deliver on this mission, tapping the public market seemed like the right path for us. It’ll allow public market investors to be part of the journey in this space so we’re just incredibly excited about where we are today.

Phil LeBeau: The valuation of this deal at about $11 billion dollars, now your roadmap calls for you to deliver your first Level 4 autonomous driving system to either Volvo or PACCAR or both of them by late 2023 so they can put these into their trucks. How confident are you that we will actually see Level 4 autonomous driving on the streets and on highways late ‘23, early ‘24?

Chris Urmson: Yeah so this is part of what we have with Aurora is this deep experience in the team and this incredible group of about 1,600 people working on the problem. And so we’re feeling uniquely qualified to understand how to get there and what it is going to take. We have been investing in foundational technologies, whether it is our lidar technology, FirstLight that allows us to see several hundred meters down the road or whether it’s our offline simulation capability that allows us to develop dramatically more efficiently and more safely and importantly give us enough data to ultimately validate the system and have confidence that it is safe to put on the road. And so you know we can’t see the future, of course. but we’re committed in working hard toward that date.

Deirdre Bosa: Good morning, Chris. It is Deirdre. Last year you guys purchased Uber’s self-driving unit and for Uber it was, you know, a major money loser, lost about $300 million dollars at least last year. Have you been able to improve margins and when do you expect autonomous driving to become profitable on a gross profit basis?

Chris Urmson: For us that partnership was really or that acquisition was about bringing the talent that was necessary to solve the problem together along with incredible technology partnerships. And so out of that deal we’re now partnered with the world’s number one ride-hailing platform with Uber, the world’s number one auto manufacturer with Toyota, and with two of the top three truck manufacturers in North America that make up about 50% of the market. So we’re spring loaded to enter the market with what we think are the best partnerships in the industry. The team that we’re able to bring in from Uber to augment the amazing folks we had at Aurora really puts us at the critical mass necessary to actually solve the problem. We expect to be getting a product to market as we said at the end of ‘23, and then because our business model is one of driver-as-a-service type model, where we get paid for the utilization of our Driver and market, think of it as a usage base SAAS model. We think that this becomes a really exciting business quickly and will you know not only do amazing things for society in terms of improving road safety, access and eligibility, equitable access and reducing the cost of it but will also create an immense amount of value for our shareholders over time.

Deirdre Bosa: How do you think about competition with Alphabet’s Waymo? Some have argued that it could actually become the leader in terms of robo taxis combining its ride-sharing network due to its huge amounts of data and it’s also seen as a leader in autonomous driving technology.

Chris Urmson: We have a ton of respect for everyone working in the space. This is an important problem that matters to solve, and the space is gigantic right that its transportation in the U.S. is like $1.8 trillion market. And so there is room for multiple players and as there should be in a market of that scale. That said, as I think about Aurora, I look at the landscape, I think about the people, the technology, the partnerships, and the go-to-market strategy and so with Aurora, the size of the team and the experience of the team puts us in a rarified area. I think two or three teams that are at the scale that we are, in terms of the technology that deep experience we have has allowed us to make strategic bets that will actually unlock the technology at a commercial scale, not just as a demonstration. Our partnerships as I just talked about are really profoundly valuable and important and we see the opportunity to help raise their businesses and thus scale ours over time. And then finally I think this is important, as a public market investor, we’re going to be the only company you can directly invest in, where we’re tackling both the trucking problem and that massive market, but also the ride-hailing partnership and through our engagement with ride-hailing application, through our partnership with Uber, we’ll be able to deliver a product to market that starts to serve people before it has to do everything. And we think getting into market is really important here.

Phil LeBeau: Chris, it’s Phil. One final question you and I have talked for a number of years. And I think the first time we talked your son was 9 or 10 years old and you said, ‘Look, my goal is he never has to get a driver’s license. That self-driving cars will be the way of getting around, around town, wherever you want to go.’ Your son, I believe, is going to be turning 18. He now has a learner’s permit. How confident are you that he will not have to be doing his own driving, let’s say by the time he’s 25 or when he’s 30?

Chris Urmson: Yeah, and I think it is really important when you’re working on something as challenging as what we are is to set a goal, set a mission. And I’ve been fortunate through my career, I’ve been able to pursue that you know I’ve been working in the space for going on 20 years now. And I think, yes, our expectation is that you’ll be able to use this technology in the near future, and that over time it is going to be a massive benefit in terms of the safety, accessibility and efficiency of moving people through the world.

Phil LeBeau: Chris Urmson, Co-Founder and CEO of Aurora, thank you for joining us, Chris. Guys, they expect this deal to close later this year. And when it does, this will be once again people saying, OK, the clock is ticking, when do we actually see Level 4 autonomous technology? They say by late ‘23, early ‘24. We’ll have to see how it progresses from here back to you.

Deirdre Bosa: And Phil, we have that timeline. I think about two years ago, I talked to him as well so he’s sticking to it, which as you know can be impressive in this space as timelines often get pushed further out. Thanks, Phil for bringing that to us.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Reinvent Technology Partners Y (“Reinvent”) and Aurora Innovation, Inc. (“Aurora”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “continue,” “likely,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect the price of Reinvent’s securities, (ii) the risk that the proposed transaction may not be completed by Reinvent’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Reinvent, (iii) the failure to satisfy the conditions to the consummation of the proposed transaction, including the adoption of the Agreement and Plan of Merger, dated as of July 14, 2021 (the “Merger Agreement”), by and among Reinvent, Aurora and Reinvent Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of Reinvent, by the shareholders of Reinvent, the satisfaction of the minimum cash condition following redemptions by Reinvent’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the inability to complete the PIPE investment in connection with the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vi) the effect of the announcement or pendency of the proposed transaction on Aurora’s business relationships, operating results and business generally, (vii) risks that the proposed transaction disrupts current plans and operations of Aurora and potential difficulties in Aurora employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings or other disputes that may be instituted against Aurora or against Reinvent related to the Merger Agreement or the proposed transaction or otherwise, (ix) the ability to maintain the listing of Reinvent’s securities on a national securities exchange, (x) the price of Reinvent’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Reinvent plans to operate or Aurora operates, variations in operating performance across competitors, changes in laws and regulations affecting Reinvent’s or Aurora’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xii) the risk of downturns and a changing regulatory landscape in the highly competitive self-driving industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Reinvent’s registration statement on Form S-1 (File No. 333-253075), its Quarterly Report on Form 10-Q for the period ended March 31, 2021, the registration statement on Form S-4 discussed below and other documents filed by

Reinvent from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Reinvent, Sequoia and Aurora assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Reinvent nor Aurora gives any assurance that either Reinvent or Aurora or the combined company will achieve its expectations.

Additional Information and Where to Find It

This document relates to a proposed transaction between Reinvent and Aurora. This document is not a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Reinvent has filed a registration statement on Form S-4 with the SEC (333-257912), which includes a preliminary prospectus and proxy statement of Reinvent, referred to as a proxy statement/prospectus. A final proxy statement/prospectus will be sent to all Reinvent shareholders. Reinvent also will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of Reinvent are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Reinvent through the website maintained by the SEC at www.sec.gov.

The documents filed by Reinvent with the SEC also may be obtained free of charge at Reinvent’s website at https://y.reinventtechnologypartners.com or upon written request to 215 Park Avenue, Floor 11 New York, NY.

Participants in Solicitation

Reinvent and Aurora and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Reinvent’s shareholders in connection with the proposed transaction. A list of the names of the directors and executive officers of Reinvent and Aurora and information regarding their interests in the proposed transaction are set forth in the proxy statement/prospectus. You may obtain free copies of these documents as described in the preceding paragraph.